Exhibit 12.1

Statement re Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Six Months Ended June 30, 2012
	2007	2008	2009	2010	2011
	(in thousands)
Earnings:
Net loss	$(28,575)	$(37,874)	$(31,929)	$(17,347)	$(25,997)	$(10,587)
Add: Fixed charges	1,671	2,713	4,154	1,288	753	388

Total earnings (loss)	$(26,904)	$(35,161)	$(27,775)	$(16,059)	$(25,244)	$(10,199)

Fixed Charges:
Interest expense	$911	$2,030	$2,613	$870	$488	$273
Amortization of commitment fees, debt issuance costs and original issue discount	738	654	1,491	388	235	100
Estimated interest component of rent expense	22	29	50	30	30	15

Total fixed charges	$1,671	$2,713	$4,154	$1,288	$753	$388

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(28,575)	$(37,874)	$(31,929)	$(17,347)	$(25,997)	$(10,587)